

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 16, 2017

<u>Via E-mail</u>
Min Liu
Chief Financial Officer
Jupai Holdings Limited
788 Guangzhong Road
Jingan District
Shanghai 200072
People's Republic of China

> **Re: Jupai Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 7, 2017**
> **File No. 001-37485**

Dear Ms. Min Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2016</u>

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>Key Components of Our Results of Operations</u>

<u>Amount of Assets Under Our Management, page 74</u>

1. Please revise your future filings to include a roll-forward of your assets under management (AUM) by product type (i.e. fixed income, real estate, private equity, venture capital, public markets, etc.) for each period presented. Your roll-forward should include inflows (e.g. contributions) and outflows (e.g. distributions or redemptions) on a disaggregated basis, market appreciation / depreciation, and the impact of foreign exchange rates.

2. In addition to our comment above, and for each period presented, please include a comprehensive analysis detailing the reasons for the increases/decreases for each of the significant components identified in your roll-forward, as well as your weighted average fee rates by product.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Lory Empie, Staff Accountant at 202-551-3714 or Hugh West, Branch Chief at 202-551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Accounting Branch Chief
Office of Financial Services